No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000727

P.E. 1/30/13

DIVISION OF
CORPORATION FINANCE



Received SEC
MAR - 7 2013
Washington, DC 20549


March 7, 2013

Christopher M. Reitz
Caterpillar Inc.
reitz_christopher_m@cat.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-2013

Re: Caterpillar Inc.
Incoming letter dated January 30, 2013

Dear Mr. Reitz:

This is in response to your letter dated January 30, 2013 concerning the shareholder proposal submitted to Caterpillar by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated March 1, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

March 7, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Caterpillar Inc.
Incoming letter dated January 30, 2013

The proposal requests that Caterpillar take additional steps to ensure that its products are not sold to the Government of Sudan and report to shareholders on its progress.

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Caterpillar's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# SANFORD J. LEWIS, ATTORNEY

March 1, 2013

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Caterpillar Corp. Regarding Business in Sudan

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund ("Proponent"), has submitted a shareholder proposal (the "Proposal") to Caterpillar Inc. ("Caterpillar" or the "Company") requesting that the Company take additional steps to eliminate sales of its products to the Government of Sudan.

I have been asked by Proponent to respond to the No-Action request letter dated January 30, 2013, sent to the Securities and Exchange Commission ("SEC") by the Company. In that letter, the Company contends that the Proposal may be excluded from its 2013 proxy statement by virtue of Rule 14a-8(i)(10), "substantial implementation".

A copy of this letter is being e-mailed concurrently to Christopher M. Reitz, Caterpillar Inc., Corporate Secretary.

## BACKGROUND

The people of Sudan have endured a long, genocidal war against civilians conducted by their Government. The struggle over genocide and state-sponsored terrorism in Sudan led to the enactment of a federal law, the Sudan Accountability and Divestment Act of 2007 ("SADA"). The law brings attention to certain business operations in Sudan, including power production activities, mineral extraction activities, oil-related activities, or the production of military equipment. SADA authorizes U.S. state and local governments to divest assets in companies that have Sudan-related business in the oil, minerals extraction, power production and defense sectors, and prohibits U.S. Government contracts with such companies. More than 20 states have enacted Sudan related divestment acts, based on a model state law, which provide further frameworks for scrutinizing business activities related to Sudan.

Various institutions, including public pension funds such as Proponent, as well as the SEC, have undertaken additional scrutiny of corporate activities related to Sudan as a result of this legal framework. Nearly 100 institutional investors, including Proponent, have joined together as

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

members of the Conflict Risk Network (CRN)[1], to monitor activities of companies with Sudan-related business activities, including Caterpillar.

**Prior Securities and Exchange Commission Scrutiny of Caterpillar Business In Sudan**

Brian Cascio, Accounting Branch Chief of the Division of Corporation Finance of the SEC, wrote to Caterpillar Inc. on April 28, 2011 as part of the annual process of review of its Form 10-K for the fiscal year ended December 31, 2010:

> *We ... note from Sudanese company DAL Group's website that it distributes and markets Caterpillar products and that it represents 38 international brands in Sudan including Caterpillar. Syria and Sudan are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about business in Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts [with] Syria and Sudan whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Syria or Sudan or entities controlled by these governments.*

In a letter of May 10, 2011, Edward J. Rapp, Group President and Chief Financial Officer of Caterpillar Inc., replied to the SEC on behalf of the Company:

> Caterpillar and its subsidiaries do not have any offices, assets, employees, or operations in Syria or Sudan. Caterpillar and its U.S. subsidiaries do not sell products or services to Syria or Sudan.
>
> **Several of Caterpillar's non-U.S. subsidiaries have sold and continue to sell products to Syria and Sudan as permitted under U.S. economic sanctions and export controls. These sales were made principally to independently-owned and -operated dealers or distributors, who in turn sell or lease products to their own customers.**
>
> Caterpillar SARL ("CSARL") is an indirect Swiss subsidiary of Caterpillar that is responsible for sales of Caterpillar-branded and related products in Europe, Africa, and the Middle East.....

---

[1] Conflict Risk Network is a network of nearly 100 institutions. These include pension funds, some of the world's largest asset management firms, government entities, university endowments, foundations, financial service providers, and socially responsible investment (SRI) firms.

> Historically, CSARL's dealer for all of Sudan had been Earthmoving Services Ltd. ("ESL"), which is owned by the DAL Group and does business through an operating subsidiary, Sudanese Tractor Company Ltd. ("Sutrac"). Sutrac has been a dealer for CSARL and its predecessors since 1952. As you may know, in 2006, specified areas of Sudan were exempted from U.S. economic sanctions and export controls. Following this regulatory change, in 2008, CSARL entered into a separate dealership agreement with Ezentus FZE ("Ezentus") for the exempt areas of Sudan. Ezentus, which does business as Sutrac South, is owned by principals of the DAL Group. Although it continues to be permissible under U.S. law for non-U.S. companies to sell products to the non-exempt areas of Sudan, CSARL stopped accepting orders from ESL and Sutrac in 2010. CSARL continues to sell products to Ezentus for the exempt areas of Sudan.
>
> Perkins Engines Co. Ltd. ("Perkins") is an indirect U.K. subsidiary of Caterpillar that principally manufactures and markets diesel and natural gas reciprocating engines. F.G. Wilson Engineering Ltd. ("F.G. Wilson") is an indirect U.K. subsidiary of Caterpillar that principally manufactures and markets electric power generation systems ("generator sets"). **Perkins and F.G. Wilson both have distribution agreements with distributors in Syria and Sudan and sell products to those distributors. Those agreements remain in force.**
>
> Sales to Syria during the last three fiscal years and the first quarter of 2011 consisted principally of engines and generator sets, along with replacement parts for such equipment sold by Perkins and F.G. Wilson to their distributors. Sales to Sudan during the same period consisted principally of earthmoving and construction machinery, engines, and generator sets, along with replacement parts sold by CSARL, Perkins, and F.G. Wilson to their respective dealers and distributors. In 2008 and 2009, other non-U.S. subsidiaries sold small amounts of earthmoving machinery and repair services directly to customers in Syria and Sudan (totaling approximately $350,000).
>
> Caterpillar is not aware of any sales by its non-U.S. subsidiaries directly to the governments of Syria or Sudan or entities controlled by those governments. However, state ownership of business enterprises is fairly common in Syria and Sudan. It is, therefore, possible that the distributors for Perkins or F.G. Wilson resold products to the government of Syria or entities controlled by it. **The dealers and distributors of Caterpillar's non-U.S. subsidiaries have in some cases sold products to the government of Sudan or entities controlled by it.** [Emphasis added]

This and other acknowledgments by the Company confirmed that its products are in some instances being sold to the Sudan Government. This acknowledgment has placed the Company under heightened scrutiny by investors concerned with the human rights impacts and related financial risks, related to doing business with the Sudan Government.

**Conflict Risk Network Activities Further Scrutinize Caterpillar Activities in Sudan**

The present Proposal originates out of CRN's effort to advance the goals of the federal and state Sudan accountability and divestment laws. Under those laws, investors, including public pension funds are encouraged to scrutinize investments that may lead to sales to Sudan's Government. Proponent and other members of the Network have engaged in dialogue with the Company inquiring, in part, on potential expanded efforts by the Company to ensure that its products do not reach the Government of Sudan or entities controlled by, which may include holding sales through distributors. The Company asserts that it has no control over market sales of its products; however, in Proponent's opinion, the Company has failed to implement adequate due diligence necessary to police immediate relationships with buyers and distributors, or to provide sufficient transparency in this regard.

As a service to members, CRN publishes Sudan-related materials specific to companies operating in the country. The Sudan Company Report is used by some members to fulfill the requirements of the Sudan divestment legislation that has been passed in more than 20 U.S. states. The provision of supplies to the Government of Sudan, Government of Sudan-commissioned projects, or companies involved in Government of Sudan commissioned consortiums or projects, constitute "scrutinized" activity under the states' targeted Sudan divestment legislative model where more than 10% of the company's revenues linked to Sudan involve Oil-Related, Mineral Extraction, or Power Production activities. According to the CRN Sudan Company Report, several of the Company's non-U.S. subsidiaries sell Caterpillar products in Sudan for use on heavy construction, mining, drilling and power generating projects. Sales of such equipment in Sudan are considered "Mineral Extraction," "Power Production" and "Oil-Related" activities under the targeted Sudan divestment legislative model. For these reasons, Caterpillar is classified as "scrutinized" under the model and in the CRN report.

As a result, Proponent has filed the Proposal in the current matter which, in its resolve clause, requests that the Company take "additional steps to ensure that... its products not be sold to the Government of Sudan or entities controlled by it, and that it report to shareholders by December 2013 on its progress in implementing this goal." (The Proposal in its entirety is included as Exhibit A of this letter.)

## ANALYSIS

**The Proposal has not been substantially implemented and therefore is not excludable pursuant to Rule 14a-8(i)(10).**

The Company asserts that the Proposal has been substantially implemented. In order for the Company to meet its burden of proving such implementation, it must show that its activities meet the guidelines and essential purpose or objective of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." In the current instance, the Company has neither fulfilled the guidelines nor the essential purpose of the Proposal.

The resolve clause requests two specific actions.

1. That the company take additional steps to ensure that... its products not be sold to the Government of Sudan or entities controlled by it,
2. That the company report to shareholders by December 2013 on its progress in implementing this goal.

In this instance, the Company has fulfilled neither guideline of the Proposal. The Company has not provided evidence that it has "taken additional steps" nor issued a progress report toward doing so.

Further, in this instance, the essential purpose of the Proposal is reflected in the history of transactions between shareholders and the Company. The Company has proven nonresponsive to requests to address outstanding concerns regarding the flow of goods to the Government of Sudan through distributors in the region. The actions described by the Company do not fulfill that essential purpose

**1. The Company's existing compliance activities do not constitute "additional steps" toward implementing the Proposal.**

The Company asserts in its No Action request letter, page 2, that its "robust Enterprise Export Control Compliance Program... among other things, prohibits sales to the Government of Sudan (including its controlled entities) in violation of applicable sanctions. Moreover, Caterpillar Inc. and its subsidiaries do not have any offices, assets, employees, or operations in Sudan."

However, this compliance program existed prior to the filing of the Proposal and therefore does not constitute "additional steps" to ensure that Caterpillar's products are not sold to the Government of Sudan such that it would not be listed as a scrutinized company in the CRN's Sudan Company Report. Proponent and many other shareholders concerned with the sale of the Company's products into Sudan are well aware that the Company has said that it has a compliance program which it says ensures compliance with SADA in addition to applicable sanctions. However, the Company has acknowledged, both in the current No Action letter, and as noted above, in its correspondence with the SEC, that despite such "robust efforts" it does believe that its products are sometimes being sold to the Government of Sudan.

In particular, the Company has acknowledged that certain particular distributors that do business with foreign subsidiaries of Caterpillar "may" have sold Caterpillar products to the Government of Sudan. Moreover, aside from these specific distributors, the Company has admitted in SEC filings that in fact **"[t[he dealers and distributors of Caterpillar's non-US subsidiaries have in some cases sold products to the government of Sudan or entities controlled by it."[2] The Company has also acknowledged to Proponent, in a telephone conversation, that those sales by the Company's non-U.S. subsidiaries would be in violation of sanctions if those subsidiaries were U.S.-based or conducted by the parent company. Thus, it is reliant on a fine point to be in compliance with the sanctions - the use of non-U.S. subsidiaries to make sales into Sudan.**

The Company's position is that it lacks any control over transactions that lead to sales of products to the Government of Sudan. The Company states in its no action request letter, page 3:

> Insofar as the Company has direct control over the sale of its products to the "Government of Sudan or entities controlled by," the essential objective of the Proposal has been implemented.... To the extent that [the Proposal] contemplates that Caterpillar will take additional actions to ensure that no other, unaffiliated person sells Company products without the Company's permission to Sudan's current political regime or entities controlled by, the Company simply does not and could not control for this. There are, for example, potentially millions of pieces of used Caterpillar equipment that are resold in markets over which Caterpillar has no control.

Despite the Company's assertion of powerlessness, it is apparent that more could be done by the Company to monitor and impose conditions on relationships between its subsidiaries, including non-U.S. subsidiaries, and direct distributors of its products. Proponent and others monitoring the situation do not expect that the Company will police market transactions further down the supply chain, but it does seem reasonable and efficacious for the Company to at least address the portion of its downstream supply chain that could reasonably be under its control. [3]

The Company has provided no evidence in its No Action request letter that it has even tried to monitor or otherwise influence Caterpillar brand distributors within the region on the issue at hand. Instead, Caterpillar acknowledges that its non-U.S. subsidiaries sell to distributors who then have, in some instances sold to the Government of Sudan. The Company has not described any arrangements or efforts it has undertaken to counteract these sales; thus it cannot have "substantially implemented" the Proposal.

The Company cites the case of *Raychem Corp.* (September 10, 1987) in which a proposal asked the company to terminate sales of its products or equipment from one of its subsidiaries "for use

---

[2] Letter from Edward J. Rapp, group president and chief financial officer, Caterpillar Inc. to Brian Cascio, Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission, May 10, 2011.

[3] The assertion that the Company has no control or influence over its distributors strains credulity. For example, even though the distributors are private companies, they rely on and position themselves as Caterpillar distributors, by, among other things, using a web template with the Company's logo as "official" sellers of Caterpillar products. http://www.sutrac.com/home.html; http://www.ezentus.com/profile.html

by the South African Defense force." Raychem argued that it had ceased sales to the extent it had direct control, had sold off its South African subsidiary, and that it was "not clear what action or measure" would be required to take to stop sales through third parties. The Staff agreed in that instance, and found that the proposal was substantially implemented.

The present case is distinct from *Raychem,* because, in the present case it is clear what kinds of additional actions could be taken to fulfill the Proposal. The current Proposal focuses on asking the Company to take "additional steps" to ensure that its products are not sold to the Government of Sudan. Contrary to the *Raychem* example, where the company asserted that it did not know what action or measure to take, the potential steps to be taken in this case are known to the Company based on the dialogue with CRN to date. Potential actions discussed with the network might include, but are not limited to:

- Disclosure of the terms and enforcement mechanisms, including internal controls related to its Enterprise Export Control Compliance Program, including but not limited to:
    - third party verified or audited tracking of product sales
    - publish findings, successes, challenges, etc. of the process; i.e. report on policies/procedures effectiveness;
- Public commitment to due diligence policies/procedures to ensure that subsidiaries vet distributor clients to ensure that Caterpillar products do not reach the Government of Sudan;
- Aligning its sales policies company-wide, so that its non-US subsidiaries must comply with policies set by the US-based parent corporation;
- Create contract terms with distributors that require disclosure of any contracting or sales to the Government of Sudan;
- Prohibit contracts with distributors known to do business with Sudan; and/or
- Sever all relations with distribution chains in Sudan.

As Caterpillar has itself noted, it has no infrastructure or employees on the ground in Sudan, so materially altering its sales operations would not require the time-consuming process of removing or selling on-the-ground infrastructure. Sales to Sudan in the fiscal years 2008-2010 (including Q1 of 2011) totaled only USD $265.5 million out of Caterpillar's total net sales of USD $139.2 billion during that period. In its response to the SEC, the Company itself described its sales to Sudan as "insignificant," suggesting that Caterpillar could alter or limit those sales without any substantial loss.

According to analyses by the CRN, the Company has not even implemented due diligence regarding its sales chain to investors' satisfaction; if it has implemented any due diligence policies or procedures, the Network is not aware of them or their effect in practice. Implementing such due diligence would be a first step, and might involve, for instance directly surveying its independent distributors regarding whether they sell to the Government of Sudan, and imposing sanctions against such sales, such as limiting the use of Caterpillar intellectual property, etc. that facilitate such sales.

Although there might always be some pathways by which the products might be sold to Sudan, the current configuration of non-U.S. subsidiary activities and distributorships lacks any evidence to establish that Caterpillar has conducted even a veneer of due diligence with regard to the prevention of sales of Caterpillar products to the government of Sudan. Instead, a review of available information on the Internet indicates the presence of Caterpillar branded distributors in the region of concern. However, there is no information shown on these distributors' sites to indicate that they would not do business with the Government of Sudan or government owned entities.

Furthermore, the context of the current Proposal differs from the context in *Raychem,* because in the present matter, both the SEC and public pension funds have been involved in inquiry on these matters as encouraged by the legislative frameworks. The impetus of SADA, as well as related targeted Sudan divestment legislation pass in effect in over 20 states, is to scrutinize business relationships of companies that may lead to sales to the Government of Sudan, and to encourage additional steps to eliminate such sales. This is an important distinction from the facts *Raychem,* which necessitates a more complete consideration of "additional steps" that the Company can take before this Proposal be deemed substantially implemented.

**2. The Company has neither issued a report of progress on implementation of the Proposal, nor published equivalent information elsewhere.**

The second guideline of the Proposal requests that the Company report on the progress it has made in implementing those "additional steps" requested by the Proposal. The Company is extraordinarily nontransparent about its activities related to Sudan. There is no information on the Company's website that would allow shareholders to assess whether the Company is effectively preventing sales to the Sudanese Government. The Company has not disclosed the details of its export compliance program in its No Action request letter or elsewhere sufficiently for concerned shareholders or the Staff to know whether that program is effective. The only available information, provided in that letter, and in correspondence with the SEC, seems to indicate that the program is not effective enough to prevent sales by non-U.S. subsidiaries to distributors that have resulted in sales to the Government of Sudan.

The present instance is unlike other cases, including those cited by the Company, where companies have published information on their websites sufficient to inform investors of the information requested in a proposal. In the present instance, the Company's website and other publications contain no such information.

Accordingly, the Company has neither implemented the guidelines of the Proposal, nor has it fulfilled its essential purpose; therefore, the Proposal is not excludable as substantially implemented under Rule 14a-8(i)(10).

## CONCLUSION

As demonstrated above, the Company has not met its burden of proving to the Staff that the Proposal is excludable under Rule14a-8(i)(10). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's No Action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc:
Thomas P. DiNapoli
Patrick Doherty
Jenika Conboy
Christopher M. Reitz

**EXHIBIT A**
**THE PROPOSAL**

**SALES TO SUDAN**

**WHEREAS,** human rights abuses by the Sudanese government in that country's Darfur region, and state sponsorship of international terrorism, has led the U.S. government and a number of U.S. states and cities to impose sanctions and enact divestment legislation designed to limit trade and corporate business ties to Sudan, and

**WHEREAS,** sales of Caterpillar products to Sudan companies by Caterpillar subsidiaries totaled USD $265.5 million in the fiscal years 2008-2010 (including Q1 of 2011), and

**WHEREAS,** In 2011, Caterpillar disclosed in its 10F filing to the U.S. Securities and Exchange Commission that " the dealers and distributors of Caterpillar's non-U.S. subsidiaries have in some cases sold products to the Government of Sudan or entities controlled by it", and

**WHEREAS,** Caterpillar has acknowledged that sales by non-U.S. Caterpillar subsidiaries would be in violation of U.S. sanctions if conducted by the U.S.-based parent, and

**WHEREAS,** the Conflict Risk Network (formerly the Sudan Divestment Taskforce), citing Caterpillar's sales to Sudan, has added the company to its list of "scrutinized" companies which may subject it to divestment or a prohibition on investment under Sudan divestment legislation adopted by a number of U.S. states and cities,

**THEREFORE, BE IT RESOLVED,** that shareholders request that the company take additional steps to ensure that that its products not be sold to the Government of Sudan or entities controlled by it, and that it report to shareholders by December 2013 on its progress in implementing this goal. This report should be prepared at reasonable cost and omit proprietary information.



**Caterpillar Inc.**
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

January 30, 2013

*Via Electronic Mail*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
*shareholderproposals@sec.gov*

Re: Caterpillar Inc. – Stockholder Proposal submitted by New York State Office of the State Comptroller

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") and statement in support thereof received from the New York State Office of the State Comptroller on behalf of the New York State Common Retirement Fund (the "Proponent"). Caterpillar intends to file its definitive proxy materials for the 2013 Annual Meeting on or about April 22, 2013. Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

Caterpillar hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from its 2013 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10) for the reasons set forth below.

**THE PROPOSAL**

The Proposal includes the following language:

"THEREFORE, BE IT RESOLVED, that shareholders request that the company take additional steps to ensure that that [sic] its products not be sold to the Government of Sudan or entities controlled by it, and that it report to shareholders by December 2013 on its progress in implementing this goal. This report should be prepared at reasonable cost and omit proprietary information."

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all correspondence with the Proponent regarding the Proposal is attached to this letter as Exhibit B.

**ANALYSIS**

**The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because it Has Been Substantially Implemented.**

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has already addressed each element of a proposal, that proposal may be excluded. The Company need not have implemented each element in the precise manner suggested by the proponent. Release No. 34-20091 (August 16, 1983). Rather, the actions taken by the Company must have addressed the proposal's "essential objective." *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

This is a very simple case. Whether measured by the Proposal's "essential objective" or by whether the Company's policies, practices and procedures "compare favorably" with its guidelines, the Proposal has been substantially implemented. The Proposal makes one central request: that the Company take steps to ensure that its products are not "sold to the Government of Sudan or entities controlled by it." The Company has done just that and therefore has concluded that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

All of the data cited in the supporting materials to the Proposal are outdated. The Company maintains a robust Enterprise Export Control Compliance Program, which, among other things, prohibits sales to the Government of Sudan (including its controlled entities) in violation of applicable sanctions. Moreover, Caterpillar Inc. and its subsidiaries do not have any offices, assets, employees, or operations in Sudan.

Given that the Company has confirmed precisely what the Proponent asks, we think it clear that the Proposal is substantially implemented. The Staff has allowed numerous other shareholder proposals not unlike the Proposal to be excluded because the company already had addressed the essential objective of the proposal. *See Pfizer Inc.* (January 11, 2013) (concurring that a proposal requesting the company report on efforts to reduce the use of animal testing was substantially implemented where the company had already published a report on such efforts); *Deere & Company* (November 13, 2012) (concurring that a proposal requesting the company review and amend its business code to include human rights as a guideline was substantially implemented where its code already included a commitment to human rights as a guideline); *The Procter & Gamble Co.* (August 4, 2010) (concurring that a proposal requesting the company create a policy articulating its respect for the human right to water was substantially implemented where the company's revised water policy articulated a substantially similar view); *Exxon Mobil* (Jan. 24, 2001) (proposal to review pipeline project, develop criteria for involvement in the project, and report to shareholders was substantially implemented by prior analysis of the project and publication of such information on company's website); *Kmart Corp.* (Feb. 23, 2000) (proposal for board to report on vendor compliance standards relating to any use of vendors with illicit labor practices was substantially implemented by prior adoption of vendor code of conduct). As laid out above, the Company has done as the Proposal asks. Like these other instances in which exclusions were permitted under Rule 14a-8(i)(10), the very concerns raised by the Proposal and in its supporting materials have been reviewed and addressed.

Insofar as the Company has direct control over the sale of its products to the "Government of Sudan or entities controlled by it," the essential objective of the Proposal has been implemented. The passive language of the Proposal appears to go beyond this, however, by asking that the Company ensure that its products "not be sold." To the extent that such language contemplates that Caterpillar will take additional actions to ensure that no other, unaffiliated person sells Company products without the Company's permission to Sudan's current political regime or entities controlled by it, the Company simply does not and could not control for this. There are, for example, potentially millions of pieces of used Caterpillar equipment that are re-sold in markets over which Caterpillar has no control. In the 1980s, many companies found themselves in a similar situation with respect to concerns about products being sold directly or indirectly to entities controlled by the government of South Africa. The Staff's analysis under these circumstances is instructive. For example, in *Raychem Corp.* (Sept. 10, 1987), the proponent submitted a proposal to Raychem asking that it stop sales of its products or equipment from one of its subsidiaries "for use by the South African Defence Force." The company argued, and the proponent conceded, that the language of the proposal would include the resale by third parties of Raychem products or products incorporating Raychem parts. The company went on to explain that (a) it had in fact ceased all such sales to the South African Defence Force over which the company had direct control and (b) to the extent that other parties were involved in reselling to the South African Defence Force, it was "not clear what action or measure Raychem would be required to take, or could take, to effect this." *See Raychem* (p. 12). The Staff agreed, citing the predecessor to Rule 14a-8(i)(10), that the proposal was excludable. This is precisely the posture of the Company. It has substantially implemented the Proposal to the extent that it has control over the sale of its products to the government of Sudan or entities controlled by it, and if it is the intent of the Proposal that its language also include the actions of other parties who resell Caterpillar products in other markets, then the Company does not have the ability to implement the Proposal any further than it already has.

In light of the above, it is not clear what else the Company would need to do to implement the Proposal's essential objectives. Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposal may be excluded from its 2012 Proxy Materials.

**<u>CONCLUSION</u>**

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Caterpillar's 2013 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10). If you have any questions regarding this request or desire additional information, please contact me at (309) 494-6632.

Very truly yours,



Christopher M. Reitz

Attachments

Cc: Patrick Doherty

## SALES TO SUDAN

**WHEREAS,** human rights abuses by the Sudanese government in that country's Darfur region, and state sponsorship of international terrorism, has led the U.S. government and a number of U.S. states and cities to impose sanctions and enact divestment legislation designed to limit trade and corporate business ties to Sudan, and

**WHEREAS,** sales of Caterpillar products to Sudan companies by Caterpillar subsidiaries totaled USD $265.5 million in the fiscal years 2008-2010 (including Q1 of 2011), and

**WHEREAS,** in 2011, Caterpillar disclosed in its 10F filing to the U.S. Securities and Exchange Commission that " the dealers and distributors of Caterpillar's non-U.S. subsidiaries have in some cases sold products to the Government of Sudan or entities controlled by it", and

**WHEREAS,** Caterpillar has acknowledged that sales by non-U.S. Caterpillar subsidiaries would be in violation of U.S. sanctions if conducted by the U.S.-based parent, and

**WHEREAS,** the Conflict Risk Network (formerly the Sudan Divestment Taskforce), citing Caterpillar's sales to Sudan, has added the company to its list of "scrutinized" companies which may subject it to divestment or a prohibition on investment under Sudan divestment legislation adopted by a number of U.S. states and cities,

**THEREFORE, BE IT RESOLVED,** that shareholders request that the company take additional steps to ensure that that its products not be sold to the Government of Sudan or entities controlled by it, and that it report to shareholders by December 2013 on its progress in implementing this goal. This report should be prepared at reasonable cost and omit proprietary information.

EXHIBIT B

01/02/2013 16:02 2126814468 NYS COMPTROLLER PAGE 01/03

Caterpillar

# State of New York
# OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Christopher Reitz

Phone Number: 309-494-6632

Fax Number: 309-494-1467

Date: 1/2/12

Pages to follow: 3

Message:

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
**OFFICE OF THE STATE COMPTROLLER**

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

January 2, 2013

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. Reitz:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Caterpillar of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Caterpillar shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

**SALES TO SUDAN**

**WHEREAS,** human rights abuses by the Sudanese government in that country's Darfur region, and state sponsorship of international terrorism, has led the U.S. government and a number of U.S. states and cities to impose sanctions and enact divestment legislation designed to limit trade and corporate business ties to Sudan, and

**WHEREAS,** sales of Caterpillar products to Sudan companies by Caterpillar subsidiaries totaled USD $265.5 million in the fiscal years 2008-2010 (including Q1 of 2011), and

**WHEREAS,** in 2011, Caterpillar disclosed in its 10F filing to the U.S. Securities and Exchange Commission that " the dealers and distributors of Caterpillar's non-U.S. subsidiaries have in some cases sold products to the Government of Sudan or entities controlled by it", and

**WHEREAS,** Caterpillar has acknowledged that sales by non-U.S. Caterpillar subsidiaries would be in violation of U.S. sanctions if conducted by the U.S.-based parent, and

**WHEREAS,** the Conflict Risk Network (formerly the Sudan Divestment Taskforce), citing Caterpillar's sales to Sudan, has added the company to its list of "scrutinized" companies which may subject it to divestment or a prohibition on investment under Sudan divestment legislation adopted by a number of U.S. states and cities,

**THEREFORE, BE IT RESOLVED,** that shareholders request that the company take additional steps to ensure that that its products not be sold to the Government of Sudan or entities controlled by it, and that it report to shareholders by December 2013 on its progress in implementing this goal. This report should be prepared at reasonable cost and omit proprietary information.



Christopher M. Reitz
Corporate Secretary
**Caterpillar Inc.**
100 NE Adams Street
Peoria, Illinois 61629 – 6490

January 3, 2013

**VIA FEDERAL EXPRESS**
Mr. Patrick Doherty
Director - Corporate Governance
Office of the Comptroller – State of New York
633 Third Avenue – 31st Floor
New York, NY 10017
Phone: 212-681-4823

Dear Mr. Doherty,

On January 2, 2013, Caterpillar Inc. (the "Company") received your letter, dated January 2, 2013, related to the New York State Common Retirement Fund's (the "Fund") shareholder proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, then the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that the Fund is not a registered holder of the Company's common stock. Under Rule 14a-8(b), the Fund must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of the Fund's common stock (usually a broker or bank) verifying that it has continuously held the requisite number of shares of common stock since at least January 2, 2012 (i.e., the date that is one year prior to the date on which the Proposal was submitted); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed with the Securities and Exchange Commission (the "SEC") that demonstrates the Fund's ownership of the requisite number of shares as of or before January 2, 2012, along with a written statement that (i) the Fund has owned such shares for the one-year period prior to the date of the statement and (ii) the Fund intends to continue ownership of the shares through the date of the 2013 Annual Meeting. Please note that if the Fund chooses to submit to the Company a written statement from the record holder of its common stock, a statement that it intends to continue to hold the securities through the date of the 2013 Annual Meeting must also be included.

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

You have not yet submitted evidence establishing that the Fund has satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2013 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

For your reference, a copy of Rule 14a-8 is included as an exhibit to this letter. If you have any questions concerning the above, please do not hesitate to contact me.

Very truly yours,



Christopher M. Reitz
Corporate Secretary

J.P.Morgan

Peter Gibson

Vice President
Client Service
Worldwide Securities Services

January 11, 2013

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629-6490

Dear Mr. Reitz,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Caterpillar Inc. continuously for at least one year as of January 02, 2013.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 2,152,999 shares of common stock as of January 02, 2013 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Peter Gibson

cc: Gianna McCarthy – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 0407 Facsimile: +1 212 623 0604 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.